UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                     INTERNATIONAL CARD ESTABLISHMENT, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   45923G 10 3
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

                                  SCHEDULE 13G

----------------------                                        ------------------
CUSIP No. 45923G 10 3                                         Page 2 of 17 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund, L.P.               EIN:  03-0021366
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,252,759
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            3,252,759
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,252,759
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

----------------------                                        ------------------
CUSIP No. 45923G 10 3                                         Page 3 of 17 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund III, L.P.           EIN:  32-0056070
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,252,759
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            3,252,759
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,252,759
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

----------------------                                        ------------------
CUSIP No. 45923G 10 3                                         Page 4 of 17 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Robinson Reed, Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,254,463
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,254,463
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,254,463
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.14%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

----------------------                                        ------------------
CUSIP No. 45923G 10 3                                         Page 5 of 17 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,252,759
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            3,252,759
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,252,759
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

----------------------                                        ------------------
CUSIP No. 45923G 10 3                                         Page 6 of 17 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     M.A.G. Capital, LLC                        EIN:  300021359
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

                    0
  NUMBER OF    -----------------------------------------------------------------
               6.   SHARED VOTING POWER
   SHARES
                    3,252,759, some of which are held by Mercator Momentum Fund
BENEFICIALLY        and Mercator Momentum Fund III (together, the "Funds"), some of which are owned by Monarch Pointe Fund, Ltd. ("MPF"),
  OWNED BY          some of which are owned by Robinson Reed, Inc. ("Robinson
                    Reed") and some of which are owned by M.A.G. Capital, LLC
    EACH            ("MAG"). MAG is the general partner of the Funds and
                    controls the investments of MPF and expects to control the
  REPORTING         investments of Robinson Reed.
               -----------------------------------------------------------------
   PERSON      7.   SOLE DISPOSITIVE POWER

    WITH            0
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    3,252,759, some of which are held by MPF and some by MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,252,759
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

----------------------                                        ------------------
CUSIP No. 45923G 10 3                                         Page 7 of 17 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     David F. Firestone
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

  NUMBER OF         0
               -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER

BENEFICIALLY        3,252,759, all of which are held by the Funds, Robinson
                    Reed, MPF and MAG.  David F. Firestone is Managing Member of
  OWNED BY          MAG.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH 3,252,759, all of which are held by the Funds, Robinson Reed, MPF and MAG. David F. Firestone is Managing Member of MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,252,759
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

----------------------                                        ------------------
CUSIP No. 45923G 10 3                                         Page 8 of 17 Pages
----------------------                                        ------------------

Item 1. Issuer.

      (a) The name of the issuer is International Card Establishment, Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is 300 Esplanade Drive, Suite 1950, Oxnard, California 93030.

Item 2. Reporting Person and Security.

      (a) Mercator Momentum Fund, L.P. ("Momentum Fund") and Mercator Momentum Fund III, L.P. ("Momentum Fund III" and, with Momentum Fund, the "Funds") are private investment limited partnerships organized under California law. The general partner of each of the Funds is M.A.G. Capital, LLC ("MAG"), a California limited liability company. David F. Firestone is the Managing Member of MAG. Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Islands. MAG controls the investments of MPF. Robinson Reed, Inc. ("Robinson Reed") is a corporation organized under the laws of the British Virgin Islands. MAG and Robinson Reed have entered into an agreement pursuant to which MAG controls the investments of Robinson Reed in the Issuer's securities. The Funds, Robinson Reed, MPF, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland. The business address of Robinson Reed is 4 Pikoni Street, P.O. Box 56220, 3305 Limassol, Cyprus.

      (c) Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands. Robinson Reed is a corporation organized under the laws of the British Virgin Islands.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.0005 per share (the "Common Stock").

      (e) The CUSIP number is 45923G 10 3.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a)   |_|   Broker or dealer registered under Section 15 of the Act (15
                  U.S.C. 78o).

      (b)   |_|   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

                                  SCHEDULE 13G

----------------------                                        ------------------
CUSIP No. 45923G 10 3                                         Page 9 of 17 Pages
----------------------                                        ------------------

      (c)   |_|   Insurance company as defined in Section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

      (d)   |_|   Investment company registered under Section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   |_|   An investment adviser in accordance with ss.
                  240.13d-1(b)(1)(ii)(E).

      (f)   |_|   An employee benefit plan or endowment fund in accordance with
                  ss. 240.13d-1(b)(1)(ii)(F).

      (g)   |_|   A parent holding company or control person in accordance with
                  ss. 240.13d-1(b)(1)(ii)(G).

      (h)   |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   |_|   Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

      The Funds, Robinson Reed, MPF and MAG each own warrants to purchase shares of Common Stock. The Funds, Robinson Reed and MPF each own shares of the Series A Preferred Stock ("Series A Shares") issued by the Issuer which are convertible into Common Stock. Each Series A Share is convertible into the number of shares of Common Stock determined by dividing $100.00 by the Conversion Price at the time of conversion. The Conversion Price is defined as 85% of the Market Price, which is defined as the average of the lowest three intra-day trading prices of the Common Stock during the 15 trading days preceding the conversion; providing, however, that the Conversion Price may not be less than $0.375 (as adjusted from time to time, the "Floor Price") or more than $0.47, adjusted for stock splits and similar events.

      Upon the occurrence of any Event of Default, as defined in the documentation governing the terms of the Series A Shares, the Conversion Price will be reduced from 85% of the Market Price to 75% of the Market Price, but in no event lower than the Floor Price.

      MPF purchased 30,000 Series A Shares from the Issuer and received warrants to purchase up to 3,003,754 shares of Common Stock on September 13, 2004. MPF received additional warrants to purchase up to 3,003,754 shares of Common Stock on December 6, 2004.

      Momentum Fund purchased 15,950 Series A Shares from the Issuer and received warrants to purchase up to 1,996,246 shares of Common Stock on December 6, 2004.

                                  SCHEDULE 13G

----------------------                                       -------------------
CUSIP No. 45923G 10 3                                        Page 10 of 17 Pages
----------------------                                       -------------------

      Momentum Fund III purchased 11,050 Series A Shares from the Issuer and received warrants to purchase up to 1,382,978 shares of Common Stock on December 6, 2004.

      Robinson Reed purchased 5,000 Series A Shares from the Issuer and received warrants to purchase up to 938,674 shares of Common Stock on December 6, 2004.

      MAG received warrants to purchase up to 750,938 shares of Common Stock on September 13, 2004 and received warrants to purchase up to 4,443,054 shares of Common Stock on December 6, 2004.

      The documentation governing the terms of the warrants and the Series A Shares contains provisions prohibiting any exercise of the warrants or conversion of Series A Shares that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

      As of December 31, 2004, the Funds, Robinson Reed, MPF and MAG owned the following securities of the Issuer:

      Momentum Fund owned 15,950 Series A Shares and warrants to purchase up to 1,996,246 shares of Common Stock.

      Momentum Fund III owned 11,050 Series A Shares and warrants to purchase up to 1,382,978 shares of Common Stock.

      Robinson Reed owned 5,000 Series A Shares and warrants to purchase up to 938,674 shares of Common Stock.

      MPF owned 30,000 Series A Shares and warrants to purchase up to 6,007,508 shares of Common Stock.

      MAG owned warrants to purchase up to 5,193,992 shares of Common Stock.

      David F. Firestone owned no securities of the Issuer directly.

      The right to vote and the right to dispose of the shares beneficially owned by Momentum Fund, Momentum Fund III, Robinson Reed and MPF are, in each case, shared among Momentum Fund, Momentum Fund III, Robinson Reed or MPF, as applicable, and both MAG and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and David
F. Firestone.

      Assuming that the Issuer had 29,307,392 shares of Common Stock outstanding as of December 31, 2004, which is the number reported by the Issuer as outstanding as of February 15, 2005 in its Prospectus Supplement No. 1 to Reoffer Prospectus Effective August 20, 2004 filed on February 16, 2005, the individual Reporting Persons had, on December 31, 2004, beneficial

                                  SCHEDULE 13G

----------------------                                       -------------------
CUSIP No. 45923G 10 3                                        Page 11 of 17 Pages
----------------------                                       -------------------

ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                     Shares Owned       Percentage
                                     ------------       ----------

             Momentum Fund             3,252,759           9.99%

             Momentum Fund III         3,252,759           9.99%

             Robinson Reed             2,254,463           7.14%

             MPF                       3,252,759           9.99%

             MAG                       3,252,759           9.99%

             David F. Firestone        3,252,759           9.99%

      The percentages of the outstanding Common Stock held by the Reporting Parties set forth above and on the cover pages to this report were determined, using a Conversion Price of $.38 with respect to the Series A Shares.

      On March 30, 2005, the Issuer entered into a Credit Agreement with MPF and the Funds. Pursuant to the Credit Agreement, on March 30, 2005, MPF issued a line of credit (the "Line of Credit"), the aggregate principal amount of which cannot exceed $2,000,000. The term of the Line of Credit is one year and the rate of interest on advances under the Line of Credit is 8.5% per annum. Each advance under the Line of Credit is to be evidenced by a promissory note (each, a "Credit Note").

      In connection with the issuance of the Line of Credit, the documentation governing the terms of the Series A Shares was amended, and the Floor Price was reduced to $0.20 per share; provided, however, that prior to March 29, 2006, in the event that the Issuer terminates the Credit Agreement and pays in full any and all outstanding principal and interest due pursuant to any and all Credit Notes, the Floor Price shall equal $0.375 per share; provided further, that after March 29, 2006, upon payment in full of any and all outstanding principal and interest due pursuant to any and all Credit Notes, the Floor Price shall equal $0.375 per share.

      Assuming that the Issuer had 29,307,392 shares of Common Stock outstanding as of March 30, 2005, which is the number reported by the Issuer as outstanding as of February 15, 2005 in its Prospectus Supplement No. 1 to Reoffer Prospectus, filed on February 16, 2005, and after giving effect to the reduction in the Floor Price described in the preceding paragraph, the individual Reporting Persons had, on March 30, 2005, beneficial ownership of the following number of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                  SCHEDULE 13G

----------------------                                       -------------------
CUSIP No. 45923G 10 3                                        Page 12 of 17 Pages
----------------------                                       -------------------

                                     Shares Owned       Percentage
                                     ------------       ----------

             Momentum Fund            3,252,759            9.99%

             Momentum Fund III        3,252,759            9.99%

             Robinson Reed            3,211,401            9.88%

             MPF                      3,252,759            9.99%

             MAG                      3,252,759            9.99%

             David F. Firestone       3,252,759            9.99%

      The percentages of the outstanding Common Stock held by the Reporting Parties set forth above were determined using a Conversion Price of $.22 with respect to the Series A Shares.

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

                                  SCHEDULE 13G

----------------------                                       -------------------
CUSIP No. 45923G 10 3                                        Page 13 of 17 Pages
----------------------                                       -------------------

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 13, 2005                    MERCATOR MOMENTUM FUND, L.P.

                                          By: M.A.G. CAPITAL, LLC,
                                          its general partner

                                          By: /s/ Harry Aharonian
                                              ----------------------------------
                                              Harry Aharonian, Portfolio Manager


Dated:  April 13, 2005                    MERCATOR MOMENTUM FUND III, L.P.

                                          By: M.A.G. CAPITAL, LLC,
                                          its general partner

                                          By: /s/ Harry Aharonian
                                              ----------------------------------
                                              Harry Aharonian, Portfolio Manager


Dated:  April 13, 2005                    MONARCH POINTE FUND, LTD.

                                          By: /s/ Harry Aharonian
                                              ----------------------------------
                                              Harry Aharonian, Director


Dated:  April 13, 2005                    M.A.G. CAPITAL, LLC

                                          By: /s/ Harry Aharonian
                                              ----------------------------------
                                              Harry Aharonian, Portfolio Manager


Dated:  April 13, 2005                    /s/ David F. Firestone
                                              ----------------------------------
                                              David F. Firestone

                                  SCHEDULE 13G

----------------------                                       -------------------
CUSIP No. 45923G 10 3                                        Page 15 of 17 Pages
----------------------                                       -------------------

                                          ROBINSON REED, INC.

                                          By: /s/ Geoffrey Todd
                                              ----------------------------------
Dated:  April 25, 2005                    Its:  Magistrate

                                  SCHEDULE 13G

----------------------                                       -------------------
CUSIP No. 45923G 10 3                                        Page 15 of 17 Pages
----------------------                                       -------------------

                                  EXHIBIT INDEX

Exhibit A       Agreement of Joint Filing

                                  SCHEDULE 13G

----------------------                                       -------------------
CUSIP No. 45923G 10 3                                        Page 16 of 17 Pages
----------------------                                       -------------------

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of International Card Establishment, Inc., beneficially owned by Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Robinson Reed, Inc., Monarch Pointe Fund, Ltd., M.A.G. Capital, LLC and David F. Firestone and such other holdings as may be reported therein.

Dated:  April 13, 2005

MERCATOR MOMENTUM FUND, L.P.

By: M.A.G. CAPITAL, LLC,
its general partner

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager


MERCATOR MOMENTUM FUND III, L.P.

By: M.A.G. CAPITAL, LLC,
its general partner

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager


MONARCH POINTE FUND, LTD.

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Director


M.A.G. CAPITAL, LLC

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager

/s/ David F. Firestone
--------------------------------------
    David F. Firestone

                                  SCHEDULE 13G

----------------------                                       -------------------
CUSIP No. 45923G 10 3                                        Page 17 of 17 Pages
----------------------                                       -------------------

Dated:  April 25, 2005

ROBINSON REED, INC.

By: /s/ Geoffrey Todd
Its:  Magistrate